Exhibit (a)(5)(G)

Daniel Sadeh, Esq.

HALPER SADEH LLP

667 Madison Avenue, 5th Floor

New York, NY 10065

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

JUDITH LATNER,	Case No:
Plaintiff,
JURY TRIAL DEMANDED
v.
PREVAIL THERAPEUTICS INC.,
FRANCOIS NADER, ASA ABELIOVICH,
TIM ADAMS, WILLIAM H. CARSON,
CARL L. GORDON, RAN NUSSBAUM,
MORGAN SHENG, and PETER
THOMPSON,

Defendants.

Plaintiff Judith Latner (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1. This is an action against Prevail Therapeutics Inc. (“Prevail” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Prevail by Tyto Acquisition Corporation (“Tyto”), a wholly-owned subsidiary of Eli Lilly and Company (“Eli Lilly”).

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company is headquartered in New York City.

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Prevail common stock.

7. Defendant Prevail is a gene therapy company that focuses on developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. The Company is incorporated in Delaware and its principal executive offices are located in New York City. The Company’s common stock trades on the Nasdaq under the ticker symbol, “PRVL.”

8. Defendant Francois Nader (“Nader”) is Chairman of the Board of the Company.

9. Defendant Asa Abeliovich (“Abeliovich”) is Founder, Chief Executive Officer, and a director of the Company.

10. Defendant Tim Adams (“Adams”) is a director of the Company.

11. Defendant William H. Carson (“Carson”) is a director of the Company.

12. Defendant Carl L. Gordon (“Gordon”) is a director of the Company.

13. Defendant Ran Nussbaum (“Nussbaum”) is a director of the Company.

14. Defendant Morgan Sheng (“Sheng”) is a director of the Company.

15. Defendant Peter Thompson (“Thompson”) is a director of the Company.

16. Defendants Nader, Abeliovich, Adams, Carson, Gordon, Nussbaum, Sheng, and

Thompson are collectively referred to herein as the “Individual Defendants.”

17. Defendants Prevail and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A. The Proposed Transaction

18. On December 15, 2020, Prevail announced that it had entered into a definitive agreement for Eli Lilly to acquire Prevail for $22.50 per share in cash payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash. The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline. The press release states, in pertinent part:

Lilly Announces Agreement to Acquire Prevail Therapeutics

Acquisition will establish a gene therapy program at Lilly, anchored by Prevail’s portfolio of neuroscience assets, and will broaden Lilly’s commitment to use novel modalities to attempt to address otherwise fatal genetic forms of neurodegenerative disease

NEWS PROVIDED BY

Eli Lilly and Company

Dec 15, 2020, 06:15 ET

INDIANAPOLIS and NEW YORK, Dec. 15, 2020 /PRNewswire/ — Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1.040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases. The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.”

*    *    *

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

For Lilly, Lazard is acting as sole financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel. For Prevail, Centerview Partners LLC is acting as sole financial advisor, Ropes & Gray LLP is acting as legal counsel, and Cooley LLP also provided legal counsel.

Prevail Therapeutics Pipeline

•

PR001 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD), delivered by intra-cisterna magna injection. The PROPEL trial, a Phase 1/2 clinical trial of PR001 for the treatment of PD-GBA patients, is ongoing. The PROVIDE trial, a Phase 1/2 clinical trial of PR001 for the treatment of Type 2 Gaucher disease patients, is now recruiting. The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for PR001 for the treatment of PD-GBA and for the treatment of nGD. It has also granted Orphan Drug Designation for PR001 for the treatment of Gaucher disease, and Rare Pediatric Disease Designation for the treatment of nGD.

•

PR006 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with frontotemporal dementia with GRN mutations (FTD-GRN), also delivered by intra-cisterna magna injection. The PROCLAIM trial, a Phase 1/2 clinical trial of PR006 for the treatment of FTD-GRN patients, is currently ongoing and the first patient was dosed in December 2020. The FDA and the European Commission have granted orphan designation for PR006 for the treatment of FTD, and the FDA has granted Fast Track Designation for PR006 for FTD-GRN.

•

PR004 is a gene therapy in preclinical development for patients with certain synucleinopathies. PR004 utilizes an AAV9 vector to deliver the GBA1 gene, which encodes glucocerebrosidase (GCase), and a molecule that suppresses expression of α-Synuclein.

•

Prevail is developing a broad pipeline of additional AAV gene therapies for the treatment of Alzheimer’s disease, ALS, Parkinson’s disease, and other neurodegenerative disorders. Preclinical development of these potential therapies is currently ongoing.

About Prevail Therapeutics

Prevail is a gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. Prevail is developing PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD); PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN); and PR004 for patients with certain synucleinopathies.

Prevail was founded by Dr. Asa Abeliovich in 2017, through a collaborative effort with The Silverstein Foundation for Parkinson’s with GBA, and OrbiMed, and is headquartered in New York, NY.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com. C-LLY

19. On December 22, 2020, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

B. The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

20. The Solicitation Statement, which recommends that Prevail shareholders tender their shares to Tyto in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) the Company’s financial projections; (ii) the financial analyses performed by the Company’s financial advisor, Centerview Partners LLC (“Centerview”), in connection with its fairness opinion; and (iii) the sales process leading up to the Proposed Transaction.

21. The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Background of the Offer; (ii) Reasons for the Recommendation of the Company Board; (iii) Opinion of the Financial Advisor to the Company Board; and (iv) Certain Company Management Forecasts.

22. The tender offer in connection with the Proposed Transaction is set to expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1. Material Omissions Concerning the Company’s Financial Projections

23. The Solicitation Statement omits material information concerning the Company’s financial projections.

24. The Solicitation Statement provides that, “[i]n connection with its evaluation of the Transactions, the Company’s management prepared unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions. These prospective financial projections were prepared and updated by the Company’s management, and reviewed and discussed with the Company Board, during November and December 2020” (the “Forecasts”). The Board utilized the Forecasts in connection with its evaluation of the Proposed Transaction and Centerview utilized them in connection with its fairness opinion.

25. The Solicitation Statement provides a purported summary of the Forecasts. 26. The Solicitation Statement, however, fails to disclose the following concerning the Forecasts: (1) the Company’s projected non-cash compensation; (2) the Company’s net income projections; and (3) a reconciliation of all non-GAAP to GAAP financial metrics.

27. The Solicitation Statement provides that, during the sales process, Prevail was engaged in discussions with potential counterparties concerning strategic partnerships and collaboration agreements. Yet the Solicitation Statement fails to disclose the material terms and values of such strategic partnerships and proposed collaboration agreements, including quantifying their potential impact on the Forecasts.

28. When a company discloses non-GAAP financial metrics in a Solicitation Statement, the company must also disclose all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. The SEC has increased its scrutiny of a company’s use of non-GAAP financial measures as such measures can be misleading and “crowd out” more reliable GAAP information.1

29. The disclosure of this information is material because it would provide the Company’s shareholders with a basis to project the future financial performance of the Company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction.

30. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

2. Material Omissions Concerning Centerview’s Analyses

31. In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by Centerview.

32. The Solicitation Statement fails to disclose the following concerning Centerview’s

[1]

Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non- GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn- speech.html (footnotes omitted) (last visited Jan. 8, 2021) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

“Analysis of Consideration”: (1) “the assessments of the Company’s management as to the probability of success and estimated timing of the achievement of the Milestone,” including, to the extent applicable, the probability of success and estimated timing of the payment of up to $4.00 per CVR;2 and (2) the individual inputs and assumptions underlying the range of discount rates from 12.5% to 14.5%.

33. The Solicitation Statement fails to disclose the following concerning Centerview’s “Selected Public Company Analysis” and “Selected Precedent Transactions Analysis”: (1) the “operational, business and/or financial characteristics [of the selected companies and transactions that]. . . [Centerview] considered similar to those of the Company”; (2) the “qualitative judgments . . . [made by Centerview] concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies” and “each target company as well as the Transactions and the selected transactions”; and (3) the individual inputs and assumptions underlying the (i) reference range of Enterprise Values for the Company of $350 million to $600 million, and (ii) reference range of Transaction Values of $400 million to $750 million for the Company.

[2]

The “Milestone” refers to the conditions upon which a Prevail stockholder with a CVR will be entitled to receive a cash payment of $4.00 in connection with the CVR. The Proxy Statement provides, in pertinent part:

A holder of a CVR will be entitled to receive a cash payment of up to $4.00, without interest and less any applicable tax withholding (the “Milestone Payment”). The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Parent or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of the Company’s gene therapy products being researched or developed by the Company as of the Closing pursuant to any of the programs known by the Company as of immediately prior to the Closing as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan (the “Milestone”).

See Solicitation Statement at 1.

34. The Solicitation Statement fails to disclose the following concerning Centerview’s “Discounted Cash Flow Analysis”: (1) the individual inputs and assumptions underlying the range of discount rates ranging from 12.5% to 14.5%; (2) the implied terminal value of the Company; (3) the basis for Centerview’s assumption that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 20% year over year; (4) the valuations of the Company for the contemplated equity raises in 2022, 2024, and 2025; and (5) the number of the Company’s fully diluted outstanding shares.

35. With respect to Centerview’s “Analyst Price Target Analysis,” the Solicitation Statement fails to disclose: (1) the individual price targets observed by Centerview in its analysis; and (2) the sources thereof.

36. With respect to Centerview’s “Precedent Premiums Paid Analysis,” the Solicitation Statement fails to disclose each transaction and the individual premiums paid therein.

37. The valuation methods, underlying assumptions, and key inputs used by Centerview in rendering its purported fairness opinion must be fairly disclosed to Prevail shareholders. The description of Centerview’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Prevail shareholders are unable to fully understand Centerview’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3. Material Omissions Concerning the Sales Process Leading up to the Proposed Transaction

38. The Solicitation Statement omits material information concerning the sales process leading up to the Proposed Transaction.

39. The Solicitation Statement provides that, during the sales process leading up to the Proposed Transaction, the Board formed a “Transaction Committee,” stating in pertinent part:

Following the proposal from Party A, the Company Board concluded, at a meeting held on December 26, 2019, that it would be in the best interests of the Company and its stockholders to form a transaction committee (the “Transaction Committee”) for the purposes of evaluating and providing input, analysis and guidance to the Company’s management with respect to certain potential partnering, licensing, collaboration or other corporate transactions related to the Company’s product candidates, including the proposal from Party A. The Company Board appointed Carl Gordon, Ph.D., C.F.A., as chair of the Transaction Committee, and Dr. Abeliovich, Francois Nader, M.D., and Ran Nussbaum as the other members of the Transaction Committee.

40. The Solicitation Statement, however, fails to disclose: (1) the specific authority and powers of the Transaction Committee; and (2) the reasons Defendants Gordon, Abeliovich, Nader, and Nussbaum were selected as members of the Transaction Committee, including whether the Board considered whether these individuals faced any potential conflicts of interest in connection with the Proposed Transaction and any alternatives thereto, and if so, what those potential conflicts of interest are.

41. The Solicitation Statement provides that, during the sales process around December 2019, the Company continued discussions with various biopharmaceutical companies the Company believed would be interested in its product candidates pursuant to confidentiality agreements without a standstill provision, including with “Party B.” Then, “on November 14, 2020, Party B confirmed potential interest in an acquisition of the Company to representatives from Centerview and, on November 15, 2020, amended its existing confidentiality agreement with the Company.” Then, on November 24, 2020, “[t]he Company and Party B further amended such confidentiality agreement . . . in a manner that provided incremental protection to the Company, such that the Company was willing to permit Company B to conduct additional chemistry, manufacturing and controls diligence.”

42. The Solicitation Statement, however, fails to make clear all the terms of the amended confidentiality agreement with Party B, including whether such agreement contained a standstill provision with a “don’t ask, don’t waive” (DADW) provision (including its time of enforcement) that would preclude Party B from making a superior offer for the Company.

43. Without this information, Prevail shareholders may have the mistaken belief that Party B is or was permitted to submit a superior proposal for the Company, when in fact it is or was contractually prohibited from doing so. This information is material because a reasonable Prevail shareholder would want to know, prior to tendering their shares in connection with the Proposed Transaction, whether other potential buyers are or were foreclosed from submitting a superior proposal for the Company.

44. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

45. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

46. Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

47. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

48. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

49. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

50. Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

51. By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

52. Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated Thereunder

Against All Defendants

53. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

54. Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

55. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

56. SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

57. In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

58. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

59. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the

Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

60. Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

61. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

62. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

63. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

64. Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

65. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the recommendation of the Individual Defendants to tender their shares pursuant to the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

66. In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

67. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

68. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C. Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D. Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 8, 2021	Respectfully submitted,

HALPER SADEH LLP

	By:	/s/ Daniel Sadeh
Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac vice)
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com zhalper@halpersadeh.com

Counsel for Plaintiff